ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces 2012 Annual General Meeting of
Shareholders to be held on June 28, 2012

BURLINGTON, Mass., May 16, 2012 —ClickSoftware Technologies Ltd. (NasdaqGS: CKSW) (the "Company”) the leading provider of automated mobile workforce management and optimization solutions, announced that its 2012 Annual General Meeting of shareholders (the "AGM") will be held on June 28, 2012, at 4:00 p.m. Israel time, at the offices of the Company at Azorim Park, Oren Building, 94 Em-Hamoshavot Road, Petach Tikva, Israel.

Only shareholders of record at the close of business on May 21, 2012 will be entitled to receive notice of, and to vote at, the AGM and any adjournment thereof.

A Proxy Statement describing the various matters to be voted upon at the AGM along with a Proxy Card enabling shareholders to indicate their vote on each matter will be mailed on or about May 24, 2012 to all shareholders entitled to vote at the AGM. On May 16, 2012, such Proxy Statement and Proxy Card were furnished to the U.S. Securities and Exchange Commission under cover of a Form 6-K and are available on the Company’s website at http://ir.clicksoftware.com (the content of which is not part of this press release).

In addition, the Company's Annual Report for the year ended December 31, 2011, including a letter to the shareholders from Dr. Moshe BenBassat, the Company’s Chairman and CEO, is available for download on the Company’s website at http://ir.clicksoftware.com.

In his letter to the shareholders, Dr. BenBassat elaborates on the continuing growth and operational success in 2011, explaining that ClickSoftware’s “market leadership position was fortified by new product offerings around our core Workforce Management solutions as well as a considerable increase in mobile business apps allowing us to capitalize on significant growth opportunities in the enterprise mobility market. Additionally we completed an enhanced SaaS offering enabling us to expand into the market of cloud-based solutions."   Dr. BenBassat also refers to the tablet and smartphone revolution that “has further enabled service companies to do even more to address customer needs, and with the value of service quality becoming a more important differentiator in a competitive market environment, ClickSoftware’s opportunities in the market continue to expand. As the market leader in Mobile Workforce Management & Service Optimization, ClickSoftware is poised to capitalize and help service companies better manage their time and resources".

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and future rates of growth. For example, when we discuss demand and visibility for future periods, we are using forward-looking statements. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.